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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40268

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICMA-RC SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 North Capitol Street, NE, Suite #600
(No. and Street)

Washington	DC	20002-4240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cliff Richards (202) 962-6947
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SB & Company, LLC
(Name – *if individual, state last, first, middle name*)

200 International Circle, Suite #5500, Hunt Valley, MD 21030

(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section FEB 29 2016 Washington DC 413

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Richard P. Whitty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICMA-RC Services, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



EDWIDGE SAINT-FELIX
NOTARY PUBLIC
DISTRICT OF COLUMBIA
Expiration
Mar 31, 2016

Signature

Assistant Treasurer, ICMA-RC Services, LLC

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SB & COMPANY, LLC

EXPERIENCE
•
QUALITY
•
CLIENT SERVICE

ICMA-RC SERVICES, LLC

Financial Statements and Supplemental Information

Together with Reports of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2015


SBC

SB & COMPANY, LLC
KNOWLEDGE • QUALITY • CLIENT SERVICE

DECEMBER 31, 2015

CONTENTS



SB & COMPANY, LLC
KNOWLEDGE • QUALITY • CLIENT SERVICE

**REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**

To the Members of
ICMA-RC Services, LLC

We have audited the accompanying statement of financial condition of ICMA-RC Services, LLC (RC Services, a wholly owned subsidiary of the International City Management Association Retirement Corporation) as of December 31, 2015, and the related statement of operations, change in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of RC Service's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RC Services as of December 31, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

1299 Pennsylvania Avenue, NW ◦ Suite 1120 ◦ Washington ◦ DC 20004 ◦ P: 202.803.2335 ◦ F: 202.821.1320



SB & COMPANY, LLC
KNOWLEDGE · QUALITY · CLIENT SERVICE

The computation of net capital pursuant to SEC Rule 15c3-1 (the supplemental information) has been subjected to audit procedures performed in conjunction with the audit of RC Services' financial statements. The supplemental information is the responsibility of RC Services' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 15c3-1 and Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the computation of net capital pursuant to SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Washington, DC
February 26, 2016

SB & Company, LLC

ICMA-RC SERVICES, LLC

Statement of Financial Condition
As of December 31, 2015

ASSETS		
Cash and cash equivalents	$	884,874
Due from mutual fund families		2,229,298
Deposit with clearing agent		20,282
Due from related entity		207,739
Prepaid expenses		23,252
Total Assets	$	3,365,445

LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	1,200
Due to related entity		2,229,298
Total Liabilities		2,230,498
Member's Equity		1,134,947
Total Liabilities and Member's Equity	$	3,365,445

The accompanying notes are an integral part of this financial statement.

ICMA-RC SERVICES, LLC

Statement of Operations
For the Year Ended December 31, 2015

Revenue	
Mutual fund revenue	$ 12,805,293
Intercompany service revenue	926,184
Interest income	149
Total Revenue	13,731,626
Expenses	
Administrative expense	12,805,293
Tax and licensing	463,251
Personnel expenses	388,461
Professional services	49,292
Premises and equipment	19,195
Meetings and travel	3,751
Data processing	247
Communications	1,377
Subscriptions and memberships	325
Supplies and other miscellaneous expenses	285
Total Expenses	13,731,477
Net Income	$ 149

The accompanying notes are an integral part of this financial statement.

ICMA-RC SERVICES, LLC

Statement of Change in Member's Equity
For the Year Ended December 31, 2015

Member's Equity, beginning of year	$	1,134,798
Net income		149
Member's Equity, End of Year	**$**	**1,134,947**

The accompanying notes are an integral part of this financial statement.

ICMA-RC SERVICES, LLC

Statement of Cash Flows
For the Year Ended December 31, 2015

Cash Flows from Operating Activities		
Net income	$	**149**
Adjustments to reconcile net income to net cash from operating activities:		
Effect of changes in non-cash operating assets and liabilities:		
Due from mutual fund families		**2,159,407**
Prepaid expenses		**24,730**
Due from related entity		**16,681**
Accounts payable and accrued expenses		**(7,500)**
Due to related entity		**(2,159,407)**
Net Cash Flows from Operating Activities		**34,060**
Cash and cash equivalents, beginning of year		**850,814**
Cash and Cash Equivalents, End of Year	**$**	**884,874**

The accompanying notes are an integral part of this financial statement.

ICMA-RC SERVICES, LLC

Notes to the Financial Statements
December 31, 2015

1. BACKGROUND OF ORGANIZATION

ICMA-RC Services, LLC (RC Services) was formed under the laws of the State of Delaware on December 31, 1998, as a limited liability company and is a broker-dealer registered under the Securities Exchange Act of 1934. It was organized to provide services as a broker-dealer in respect to mutual funds registered under the Investment Company Act of 1940 and unregistered commingled trust funds. RC Services is a wholly owned subsidiary of the International City Management Association Retirement Corporation (ICMA-RC).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of RC Services are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

RC Services considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2015, cash and cash equivalents consisted of money market funds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Due from Mutual Fund Families

Due from mutual fund families represents amounts payable to RC Services by various outside mutual fund families. The agreements with these outside fund families entitle ICMA-RC Services to receive compensation from the fund families, which generally consists of asset-based 12b-1 fees or shareholder service fees. These fees are recorded when earned. 12b-1 fees are compensation to RC Services for distributing the mutual funds to VantageTrust Company, LLC (a related entity and wholly owned subsidiary of ICMA-RC). Each mutual fund also may make payments to RC Services for providing shareholder services for the maintenance of shareholder accounts through ICMA-RC. All of the amounts due from mutual fund families are payable to ICMA-RC under an Assignment and Expense Agreement between RC Services and ICMA-RC. Under this agreement, ICMA-RC has agreed to waive RC Services' obligation to pay all mutual fund receivables to ICMA-RC unless and until such time that such receivables are actually received by RC Services.

Income Taxes

RC Services is a single member limited liability company disregarded as an entity separate from ICMA-RC for Federal income tax purposes pursuant to Treasury Regulation 26 C.F.R. 301.7701-1, et. seq. ICMA-RC, RC Services' sole member, is an organization exempt from Federal income tax as described in the Internal Revenue Code 26 U.S.C. 501(c)(3). For Federal income tax purposes, RC Services is treated as a branch or division of ICMA-RC.

The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes, establishes guidelines for recognizing, measuring, and disclosing tax return positions in financial statements. Management has evaluated the tax positions of RC Services and determined that the application of ASC 740 had no material impact on its financial statements. Accordingly, no adjustments for unrecognized tax benefits or related interest or penalties were required as of December 31, 2015.

If applicable, RC Services would recognize accrued interest and penalties related to unrecognized tax benefits in the accompanying Statement of Operations. Management is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits would significantly increase or decrease during the next twelve months. Each of the tax years in the four-year period ending December 31, 2015, remains subject to examination by Federal taxing authorities; however, certain state taxing authorities may lengthen this period to five years.

3. RELATED-PARTY TRANSACTIONS

ICMA-RC provides RC Services certain operational support services, including the marketing, development, and product management of certain products offered by the mutual funds managed by Vantagepoint Investment Advisors, LLC (a related entity and wholly owned subsidiary of ICMA-RC). The expenses reported by RC Services represent the actual direct expenses incurred by RC Services, the actual direct cost of expenses incurred by ICMA-RC for RC Services' benefit, plus additional expenses allocated to RC Services by ICMA-RC to provide such services. Such additional expenses allocated to RC Services for services provided may not be the same as would be charged for such services from an unrelated entity.

During the year ended December 31, 2015, ICMA-RC allocated operating expenses in the amount of $457,184 to RC Services and also transferred $12,805,293 of administrative expense to RC Services that is related to the mutual fund revenue earned by RC Services and assigned to ICMA-RC under the Assignment and Expense Agreement between ICMA-RC and RC Services. RC Services also reimburses ICMA-RC for certain direct expenses paid on RC Services' behalf, such as Financial Institutions Regulatory Authority (FINRA) membership and annual renewal fees, miscellaneous taxes, and such other expenses as may be agreed upon from time to time.

Intercompany service revenue is allocated from ICMA-RC to compensate RC Services for services performed on behalf of ICMA-RC. The revenue allocated from ICMA-RC during the year ended December 31, 2015 was $926,184.

The due to related entity balance represents amounts owed to ICMA-RC by RC Services. The repayment terms are governed by the Assignment and Expense Agreement between RC Services and ICMA-RC. This balance is composed primarily of outside mutual fund family receivables to RC Services that are payable to ICMA-RC but only if and when they are actually collected by RC Services.

4. NET CAPITAL REQUIREMENT

Regulatory Requirements

RC Services is subject to Securities Exchange Act Rule 15c3-1 (the Net Capital Rule). This rule requires a broker-dealer to maintain at all times certain net capital levels (as defined). Currently, RC Services is subject to the Aggregate Indebtedness Standard of the Net Capital Rule, meaning its aggregate indebtedness shall not exceed 15 times its net capital. Further, RC Services is required to maintain a minimum net capital of $25,000 or the amount required by its aggregate indebtedness ratio, whichever is higher. RC Services is exempt from the requirements of Securities Exchange Act Rule 15c3-3 (the Customer Protection Rule) because RC Services' activities are limited to those set forth in the conditions of exemption appearing in paragraph (k)(2)(i) of that rule.

4. NET CAPITAL REQUIREMENT (continued)

As of December 31, 2015, RC Services had net regulatory capital of $903,956, which was $755,256 in excess of its required net capital of $148,700. RC Services' aggregate indebtedness to net capital ratio was 247%.

There are no liabilities subordinated to the claims of general creditors as of December 31, 2015.

5. SUBSEQUENT EVENTS

Management has evaluated events or transactions that may have occurred since December 31, 2015, which would merit recognition or disclosure in the financial statements. Subsequent events occurring after the date of this report have been evaluated for potential impact to this report through February 26, 2016.

SUPPLEMENTAL INFORMATION

ICMA-RC SERVICES, LLC

Computation of Net Capital Pursuant to SEC Rule 15c3-1
As of December 31, 2015

Ownership equity	$	1,134,947
Less: non-allowable assets*		230,991
Net capital before haircuts		903,956
Less: haircuts		-
Net capital		903,956
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $25,000)		148,700
Excess of net capital	$	755,256
Aggregate indebtedness	$	2,230,498
Excess net capital (net capital less greater of 10% of aggregate indebtedness or 120% of $25,000)	$	680,906
Ratio of aggregate indebtedness to net capital		247%

* Represents prepaid expenses and due from related entity.

There were no differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the RC Services' unaudited December 31, 2015, Part IIA Financial and Operational Combined Uniform Single Report (FOCUS) filing.

SUPPLEMENTARY REPORT



SB & COMPANY, LLC
KNOWLEDGE • QUALITY • CLIENT SERVICE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON ICMA-RC SERVICES, LLC CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member of
ICMA-RC Services, LLC

We have reviewed management's statements, included in the accompanying Report of Exemption from SEC Rule 15c3-3, in which (1) ICMA-RC Services, LLC (RC Services), identified the following provisions of 17 C.F.R. § 15c3-3(k) under which RC Services claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the exemption provisions) and (2) RC Services stated that RC Services met the identified exemption provisions throughout the most recent fiscal year without exception. RC Services' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RC Services' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Washington, DC
February 26, 2016

SB + Company, LLC

1299 Pennsylvania Avenue, NW ○ Suite 1120 ○ Washington ○ DC 20004 ○ P: 202.803.2335 ○ F: 202.821.1320

ICMA-RC SERVICES, LLC

Report of Exemption from SEC Rule 15c3-3
For the Year Ended December 31, 2015

ICMA-RC Services, LLC's management is responsible for compliance with the exemption provision of Rule 15c3-3 under the Securities and Exchange Commission (SEC) and this report. The following statements are made to the best knowledge and belief that (1) ICMA-RC Services, LLC is exempt from the provisions of Rule 15c3-3 of the SEC because it meets conditions set forth in paragraph (k)(2)(i) of that Rule and (2) ICMA-RC Services, LLC met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the year ended December 31, 2015, without exception.



Richard P. Whitty
Assistant Treasurer, ICMA-RC Services, LLC





Headquarters:

200 International Circle ◦ Suite 5500 ◦ Hunt Valley ◦ Maryland 21030

(P) 410-584-0060 ◦ (F) 410-584-0061

Branch Office:

1299 Pennsylvania Avenue ◦ Suite 1120 ◦ Washington ◦ D.C. 20004

(P) 202-803-2335 ◦ (F) 202-821-1320